Exhibit 99.1

TotalEnergies Wins the City of Antwerp Public Tender

for the Installation and Operatorship of

New Electric Vehicle Charge Points

Brussels, September 1, 2021 – The City of Antwerp, Belgium's second-largest city, has awarded the extension and development of its public charging network for Electric Vehicles (EV) to TotalEnergies. As part of this exclusive contract, the largest to date awarded in the country, TotalEnergies will expand the existing network of the city of Antwerp by installing new EV charge points by 2024, including high power charge.

Awarded until 2034 for standard charging points (22 kW) and until 2038 for high power charge points, the contract covers the supply, the installation, the technical and commercial operation of the public charging network. The entire electricity needs of this network will be covered by green electricity produced by TotalEnergies, notably from offshore wind farms, allowing Antwerp’s EV users to benefit from a 100% renewable electricity charge for their vehicles.

"We are very pleased to have been entrusted by the City of Antwerp with this concession over the coming years, and we will use our expertise to support the evolution of mobility for its citizens. This success strengthens TotalEnergies' ambition to further accelerate its transformation into a broad energy company," underlined Alexis Vovk, President Marketing & Services at TotalEnergies. "In Belgium, as in other markets where we are expanding into electric mobility, we are committed to providing a user experience and electric charging services that meet our customer’s expectations.”

“We are very pleased with this agreement. Based on realistic forecasts, it allows us to meet the needs for charging infrastructures in Antwerp, while at the same time responding rapidly and efficiently to the concrete questions posed by the development of electric mobility in the city," said Koen Kennis, First Alderman in charge of mobility for the city of Antwerp. "The city of Antwerp and its citizens are indeed very keen to allow a judicious and reasonable deployment of charging stations in the streets, in order to preserve the urban aesthetics, while keeping a fair number of parking spaces for the inhabitants.”

This new contract strengthens TotalEnergies' position as a key player in electric mobility in Europe, in line with its ambition to operate more than 150,000 EV charge points by 2025. As the operator of the public network Charge.Brussels and of medium & high-power charge points at its service-stations, TotalEnergies is already a recognized player in electric mobility in Belgium. With Antwerp, the Company pursue its development in World's major cities, with a large portfolio charge points currently in operation or in the process of being installed: Amsterdam and its region (22,000), Paris (2,300), London (1,700), Singapore (1,500) …

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

TotalEnergies Belgium Contact

Pascal de Crem: +32 475 76 55 19 | pascal.de-crem@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.